

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Robert Cook
Chief Financial Officer
CorMedix Inc.
400 Connell Drive, Suite 5000
Berkeley Heights, NY 07922

> **Re: CorMedix Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 19, 2018**
> **File No. 001-34673**

Dear Mr. Cook:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Exhibits

1. Please file an amendment to your Form 10-K for the year ended December 31, 2017 that includes Exhibits 31.1, 31.2, 32.1 and 32.2 that refer to the Form 10-K for the year ended December 31, 2017 rather than to the year ended December 31, 2016.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Jim Rosenberg at (202) 551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance